

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2018

Ameer I. Ahmad, Esq.
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606

> **Re:** **RMG Networks Holding Corporation**
> **Amended Schedule 13E-3 filed by RMG Networks Holding Corporation,**
> **et. al.**
> **Filed June 27, 2018**
> **File No. 005-86187**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 27, 2018**
> **File No. 001-35534**

Dear Mr. Ahmad:

We have reviewed the filings referenced above and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

Background of the Merger, page 17

1. We note your response to prior comment 7. We disagree with your apparent conclusion that SCG's submission of an indication of interest on January 22, 2018 was either addressed in the then-existing Schedule 13D disclosure or did not constitute a material change in the disclosure then in effect. Please be advised that amendments to Schedule 13D are regulated under §13(d)(2) and corresponding Rule 13d-2(a). Consequently, disclosure regarding a plan or proposal under Item 4 of Schedule 13D may need to be made in advance of the execution of a formal agreement. Boilerplate disclosure of the type included in the Schedule 13D or generic disclosure reserving the right to engage in any of the kinds of transactions identified in Item 4(a)-(j) of Schedule 13D must be amended to the extent the facts previously reported have materially changed. See Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations at Question 110.06.

Subsequent Events, page 27

2. Disclose the economic terms of party A's proposals.

<u>Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger, page 32</u>

3.   Please revise your disclosure to include the substance of your response to prior comment 10.

4.   We reissue prior comment 11, in which we requested that you revise the disclosure in this section of your proxy statement.

5.   Revise this section to discuss how the special committee and board of directors considered the error described in our prior comment 17 in reaching their fairness determination.

<u>Company Stockholder Meeting, page 80</u>

6.   Revise this section to remove the statement that the SEC or its staff can clear the proxy statement.

    Please contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3619 if you have any questions regarding our comments.

                    Sincerely,

                    /s/ Daniel F. Duchovny
                    Daniel F. Duchovny
                    Special Counsel
                    Office of Mergers and Acquisitions